Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	TMHC
	Six Months Ended June 30,	Year Ended December 31,
(Dollars in thousands)	2018	2017	2016	2015	2014	2013
Net income (loss) from continuing operations before income taxes and minority interest	138,523	355,656	314,206	260,986	301,994	4,545
Income from equity method investees	(7,263)	(8,846)	(7,453)	(1,759)	(5,405)	(2,895)
(Income)/Loss from non-controlling interests—joint ventures	(269)	(430)	(1,294)	(1,681)	(1,648)	131
(Income) loss from continuing operations attributable to non-controlling interests—Principal Equityholders	(3,133)	(85,000)	(152,653)	(123,909)	(163,790)	1,442

Total earnings	127,858	261,380	152,806	133,637	131,151	3,223

Add/(deduct):
+ Fixed Charges	41,740	86,435	91,979	97,226	93,076	65,185
+ Amortization of Capitalized Interest	34,618	94,859	90,851	83,163	65,165	34,894
+ Distributed Income of Equity Method Investees	3,298	6,965	4,261	2,204	3,746	1,800
- Interest Capitalized	(39,815)	(82,713)	(88,345)	(93,431)	(88,782)	(60,769)

Earnings available for fixed charges	167,699	366,926	251,552	222,799	204,356	44,333

Fixed Charges:
Interest and other financial charges expensed and capitalized	39,815	82,713	88,345	93,431	88,782	61,582
Bond issue costs amortized	1,151	2,303	2,301	2,705	3,340	2,792
Interest factor attributed to rentals	774	1,419	1,333	1,090	955	811

Fixed Charges	41,740	86,435	91,979	97,226	93,076	65,185

Ratio of Earnings to Fixed Charges(1)	4.0x	4.2x	2.7x	2.3x	2.2x	$(20,852)

(1)	For periods in which earnings before fixed charges were insufficient to cover fixed charges, the dollar amount of coverage deficiency, instead of the ratio, is disclosed.